UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment  No.  2  )*

VESTIN REALTY MORTGAGE I, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PER SHARE PAR VALUE
(Title of Class of Securities)

925490 10 4
(CUSIP Number)

HILLEL COHN
MORRISON & FOERSTER LLP
555 WEST FIFTH ST. Suite 3500
LOS ANGELES, CA 90013
(213) 892-5251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  [   ].

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   925490 10 4

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Vestin Realty Mortgage II, Inc.
61-1502451
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ X ]
(b) [ ]
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland, USA
7	SOLE VOTING POWER:

NUMBER OF	0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	533,675
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0
WITH	10	SHARED DISPOSITIVE POWER:

533,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

533,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.   925490 10 4

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Michael V. Shustek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ X ]
(b) [ ]
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada, USA
7	SOLE VOTING POWER:

NUMBER OF	286,041
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	533,675
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	286,041
WITH	10	SHARED DISPOSITIVE POWER:

533,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

819,716
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

ITEM 1.	SECURITY AND ISSUER.

This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D, filed with the Securities and Exchange Commission on November 29, 2006 (the “Original Schedule 13D”) by Vestin Realty Mortgage II, Inc., a Maryland corporation (“VRM II” or “Reporting Person”) with respect to the common stock, par value $0.0001 per share (the "Shares"), of Vestin Realty Mortgage I, Inc., a Maryland Corporation (the "Issuer").  In Amendment No. 2, Michael V. Shustek joins VRM II as a reporting person (the "Reporting Persons").  The Issuer's current principal executive offices are located at 86149 S. Rainbow Blvd., Las Vegas, NV 8911.  This Amendment No. 2 reflects additional purchases of the Issuer’s shares by VRM II and Michael V. Shustek and updates certain other information in the Schedule 13D.  Except as specifically amended by this Amendment No. 2, the Original Schedule 13D, as amended by the Prior Amendments, remains in full force and effect.  Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Reporting Person:

(a)	Michael V. Shustek.

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)
Mr. Shustek is the Chief Executive Officer (“CEO”) and director of the Issuer, Vestin Realty Mortgage I, Inc., inVestin Nevada, Inc., Vestin Group, Inc., Vestin Mortgage Inc., Vestin Originations, Inc., and Shustek Investment, Inc. and the managing member of Vestin Fund III, LLC.  The principal business of these companies is to invest in, or originate loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years, Mr. Shustek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.)  The Respondents consented to the entry of the Order without admitting or denying the findings therein.  In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in Vestin Fund III, LLC and in VRM II’s predecessor, Vestin Fund II, LLC.  The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months.  In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship USA.

Reporting Person:

(a)	Vestin Realty Mortgage II, Inc. a Maryland corporation (“VRM II”).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)	VRM II is a real estate investment trust (“REIT”) and its principal business is to invest in loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years VRM II, nor any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years VRM II has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

Member of VRM II board of directors:

(a)	Robert J. Aalberts.

(b)	311 Vallarte Drive, Henderson, Nevada 89014.

(c)
Mr. Aalberts is a professor in the Collage of Business at the University of Nevada Las Vegas located at 4505 Maryland Pkwy, Las Vegas, Nevada 89154 and is a Director and member of the Audit Committee of VRM II.

(d)	During the last five years, Mr. Aalberts has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Aalberts has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Member of VRM II board of directors:

(a)	Fredrick J. Zaffarese Leavitt.

(b)	1215 Bunker Hollow Ct., Henderson, Nevada 89002.

(c)	Mr. Zaffarese is an accountant for the United States Department of the Interior and a Director and member of the Audit Committee of VRM II.

(d)	During the last five years, Mr. Zaffarese has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Zaffarese has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Member of VRM II board of directors:

(a)	Roland M. Sansone.

(b)	2310 E. Sunset Road #8015, Las Vegas, Nevada 89119.

(c)	Mr. Sansone is the President of Sansone Development, Inc., which is a real estate development company and is a Director and member of the Audit Committee of VRM II.

(d)	During the last five years, Mr. Sansone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Sansone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Member of VRM II board of directors:

(a)	John E. Dawson

(b)	3052 Sabine Hill Ave., Henderson, Nevada 89052.

(c)	Mr. Dawson is a partner at the Las Vegas law firm, Lionel Sawyer and Collins and is a Director of VRM II.

(d)	During the last five years, Mr. Dawson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Dawson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Company holding shares indirectly held by Mr. Shustek:

(a)	Vestin Mortgage, Inc. a Nevada corporation (“Vestin Mortgage”).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 89118.

(c)	Vestin Mortgage is engaged in the management of REITs and other companies that invest in real estate mortgages.

(d)	During the last five years, Vestin Mortgage has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.)  The Respondents consented to the entry of the Order without admitting or denying the findings therein.  In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in Vestin Fund III, LLC and in VRM  II’s predecessor, Vestin Fund II, LLC.  The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months.  In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship N/A.

Parent of Vestin Mortgage, Inc.:

(a)	Vestin Group, Inc. a Nevada corporation (“Vestin Group”).

(b)	6149 S. Rainbow Blvd., Las Vegas, NV 891183.

(c)	Vestin Group is primarily engaged in the commercial mortgage brokerage business through its subsidiaries.

(d)	During the last five years, Vestin Group has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Vestin Group has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Issuer’s common stock, as described in Item 4 below was a combination of the personal funds of Mr. Shustek and the working capital of VRM II.  In addition, all of the 100,000 shares indirectly held by Mr. Shustek, through Vestin Mortgage, were issued by Vestin Fund I, LLC, the predecessor of the Issuer, to Vestin Mortgage for registration and start-up costs paid by Vestin Mortgage to unrelated third parties on behalf of Vestin Fund I, LLC.  Mr. Shustek has shared voting and dispositive power with respect to 533,675 shares held by VRM II.  VRM II used its working capital to purchase the shares.  The aggregate amount of funds used by Mr. Shustek, and VRM II to purchase shares of the Issuer’s Common Stock is $5,157,519.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Issuer’s shares for investment purposes based on the belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity.  Vestin Mortgage received its shares from the Issuer’s predecessor in consideration of expenses advanced on behalf of such entity.  Depending upon overall market conditions and other opportunities available to the Reporting Persons, one or both of them may from time to time and at any time, acquire additional shares in the open market or otherwise and the Reporting Persons reserve the right to dispose of all or any of shares that they beneficially own in the open market or otherwise at such times as the Reporting Persons may deem advisable.

Mr. Shustek is the Issuer’s President, CEO and Chairman of its Board of Directors and the CEO and sole shareholder of the company that manages the Issuer.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (b)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)
Aggregate Number and Percentage of Securities.  VRM II owns 533,675 (7.8%) of the Issuer’s common stock (based upon 6,875,066 shares outstanding at August 27, 2008).  Mr. Shustek is the beneficial owner of 819,716 shares of common stock of the Issuer, representing approximately 11.9% of the Issuer's outstanding common stock.  Mr. Shustek, directly owns 186,041 shares of the Issuer’s common stock (totaling 2.7%) and indirectly owns and has economic benefit of 100,000 shares of the Issuer’s common stock (totaling 1.5%) through his ownership of Vestin Mortgage, as stated in Item 6 below.  In addition, through his management powers with respect to VRM II, the Reporting Person has shared voting and dispositive power over the 533,675 shares, owned by VRM II.  Mr. Shustek owns an approximate 4.9% interest in VRM II and is an executive officer and director of VRM II.  Mr. Shustek’s pecuniary interest in the Issuer’s shares owned by VRM II is 26,382 shares.

(b)
Power to Vote and Dispose.  Voting and dispositive power with respect to shares owned by VRM II is controlled by its management, subject to the oversight and direction of VRM II’s Board of Directors.  Mr. Shustek has sole voting and dispositive power with respect to shares owned directly by himself and, with respect to shares owned by Vestin Mortgage.  He has shared voting and dispositive power with respect to shares owned by VRM II.  Voting and dispositive power with respect to shares owned by VRM II is shared with the members of VRM II’s Board of Directors.

(c)
Transactions within the Past 60 Days.  The Reporting Person has effected the following transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

Date	Total Purchase Price Including Commissions and Fees	# of Shares	Price Per Share Including Commissions and Fees	Nature of Transaction
August 27, 2008	$222,000	79,000	$2.81	Private Party

Vestin Mortgage, and VRM II have not effected any transactions within the last 60 with the Issuer’s securities.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Issuer has a management agreement with Vestin Mortgage, a wholly owned subsidiary of Vestin Group.  The Reporting Person is the CEO, Director and sole owner of Vestin Group.  Vestin Mortgage is also the manager of VRM II and the Reporting Person is the President and CEO of VRM II.  Pursuant to the management agreement between Vestin Mortgage and VRM II, Vestin Mortgage controls the daily operating activities of such entity, including, subject to oversight by VRM II’s Board of Directors, the power to purchase and sell securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
99.1	Joint Filing Agreement between the Reporting Persons dated September 2, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 2, 2008

Vestin Realty Mortgage II, Inc. By:
By:	/s/ Michael V. Shustek
Michael V. Shustek

Schedule A

Vestin Realty Mortgage II, Inc.
Board of Directors and Executive Officers

Name	Present Principal Occupation

Michael V. Shustek	President and Chief Executive Officer and Director

Rocio Revollo	Chief Financial Officer

John E. Dawson	Director

Robert J. Aalberts	Director

Fredrick J. Zaffarese Leavitt	Director

Roland M. Sansone	Director